貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

08000975

Our ref: 32002208-000004

February 22, 2008

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 7, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1742 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

Joyce Ip / Joy Chen

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on January 7, 2008:

1. RESULTS OF EGM - by China Shipping Container Lines Company Limited, released on February 21, 2008.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

RESULTS OF EGM

The Board is pleased to announce that the resolution specified in the notice of EGM in relation to the appointment of Mr. Lin Jianqing as a non-executive Director of the Company with effect from 21 February 2008 was duly passed at the EGM.

Reference is made to the circular of China Shipping Container Lines Company Limited (the "**Company**") dated 3 January 2008 (the "**Circular**") in relation to the appointment of Mr. Lin Jianqing as a non-executive Director of the Company. Terms used herein shall have the same meanings as defined in the Circular, unless otherwise stated.

A. RESULTS OF EGM

The Board is pleased to announce that the following resolution was passed at the EGM held at 2:00 p.m. on Thursday, 21 February 2008 at conference room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the PRC. 36 Shareholders and authorised proxies holding an aggregate of 6,412,789,178 shares with voting rights in the Company, representing approximately 54.89% of the total number of shares with voting rights (11,683,125,000 shares, including 3,751,000,000 H shares and 7,932,125,000 A shares) of the Company, were present at the EGM.

As at the date of the EGM, the number of issued shares of the Company was 11,683,125,000 shares, which was the total number of shares entitling holders to attend and vote for or against the resolution proposed at the EGM. There was no restriction on any Shareholder casting votes on the proposed resolution at the EGM. No Shareholder was required to vote only against the proposed resolution at the EGM.

The EGM was chaired by Mr. Li Shaode, the chairman of the Board and an executive Director. After consideration by the said Shareholders and authorised proxies and through voting by way of poll, the resolution was passed at the EGM and the details of voting are as follows:

Resolution		Number of Votes (approximate %)		
		For	Against	Abstain
Ordinary resolution				
1.	To approve the appointment of Mr. Lin Jianqing as a non-executive Director of the Company with effect from the approval of such appointment at the EGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.	6,371,526,181 (99.3566%)	41,262,997 (0.6434%)	0

As more than 1/2 of the votes were cast in favor of the resolution, such resolution was duly passed as an ordinary resolution.

The voting at the EGM was scrutinized by the Company's auditors, PricewaterhouseCoopers *(Note)*.

Note: Scope of work of PricewaterhouseCoopers

The poll results of the EGM were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree to the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

B. BACKGROUND OF NEW NON-EXECUTIVE DIRECTOR

Mr. Lin Jianqing, aged 53, graduated from Dalian Maritime College in 1982, majoring in Engineering. Mr. Lin obtained a Master's degree in 1999 from Dalian Maritime University Transportation Plan and Management Department and obtained a Doctorate's degree in 2003 from South China Normal University Industry and Commerce Management Department.

Mr. Lin joined the Guangzhou Maritime Bureau in 1982. From 1982 to 1993, he was the ship third-engineer, second-engineer, first-engineer and chief-engineer of Guangzhou Maritime Bureau successively. From September 1993 to October 1994, he was the ship chief-engineer, deputy engineering unit head and engineering unit head of Guangzhou Shipping (Group) Company successively. From October 1994 to July 1997, he was the assistant general manager and deputy general manager of Guangzhou Shipping (Group) Company successively. From July 1997 to July 1998, he was the vice president and Party member of China Shipping (Group) Company, and deputy general manager of Guangzhou Shipping (Group) Company. From July 1998 to August 2000, he was the vice president and Party member of China Shipping (Group) Company. From August 2000 to April 2005, he was the vice president of China Shipping (Group) Company. From April 2005 till now, he is the vice president and Party member of China Shipping (Group) Company. From December 2006 till now, he is the vice chairman of the board of directors of China Shipping Development Company Limited. He has almost 30 years of experience in the shipping industry.

Save as disclosed above, Mr. Lin Jianqing has not held any directorship in listed public companies in the last three years, has no other major appointments and qualifications, and is not connected with any director, senior management or substantial or controlling Shareholder.

Mr. Lin Jianqing does not have any interest in the shares of the Company within the meaning of Part XV of the SFO as at the date of this announcement. There is no information which is required to be disclosed by Mr. Lin Jianqing under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Lin Jianqing will enter into a service contract with the Company in his position in the Company. The length of his service will be from 21 February 2008 until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010. His annual remuneration (including the bonus and other emoluments, if any) under his service contract for his position in the Company (having regard to his duties, responsibilities and time to be spent on the affairs of the Company and as approved by the Shareholders at the EGM) shall be as follows:

Director	**Annual remuneration**
Mr. Lin Jianqing	RMB100,000 (equivalent to approximately HK$100,000)

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
21 February 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi, Mr. Xu Hui and Mr. Lin Jianqing being non-executive Directors, and Mr. Hu Hanxiang, Mr Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00 = RMB1.00.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

END